Exhibit 99.1

Trip.com Group Limited Reports Unaudited Fourth Quarter and Full Year of 2021 Financial Results

Shanghai, China, March 23, 2022 - Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced its unaudited financial results for the fourth quarter and full year of 2021.

Key Highlights for the Fourth Quarter and Full Year of 2021

Our business has shown resilience with consistent results mainly driven by the recovery in the Chinese domestic market

•	Net revenue remained largely stable for the fourth quarter and increased by 9% for the full year of 2021, both on a year-over-year basis.

•

Short-haul travel continued to serve as a key contributor to the recovery of the Chinese domestic market, with the number of intra-provincial and local hotel reservations for the fourth quarter increasing by over 30% and 50% respectively compared to the same period in 2019.

•	Revenues from corporate travel management experienced a year-over-year growth of 20% for the fourth quarter and a year-over-year growth of 54% for the full year of 2021.

•

Adjusted EBITDA was RMB54 million (US$7 million) for the fourth quarter and RMB1.3 billion (US$203 million) for the full year of 2021. Adjusted EBITDA margin was 1% for the fourth quarter and 6% for the full year of 2021.

“2021 was a year full of challenges and opportunities. On the bumpy path to recovery, we have built solid resilience and become fundamentally stronger,” said James Liang, Executive Chairman. “During the past year, we have further expanded our product offerings and improved our content capabilities, which pave the way for our sustainable growth in the longer-term. Going forward, we will continue to focus on the business recovery in the Chinese domestic market while remaining ambitious with our global vision towards global travel reopening.”

“Despite the industry fluctuations and weaker seasonality, we delivered another solid performance in the fourth quarter” said Jane Sun, Chief Executive Officer. “We will remain adaptive facing fast-changing market conditions and continue to adopt stringent cost control. Meanwhile, we are also working hard to create more value for our customers, industry partners, and the society at large.”

Fourth Quarter and Full Year of 2021 Financial Results and Business Updates

For the fourth quarter of 2021, a few waves of COVID-19 infections reemerged in certain regions of China, which discouraged user demand for the Company’s products. As a result, the Company’s results of operations for the fourth quarter of 2021 were materially and adversely affected.

For the fourth quarter of 2021, Trip.com Group reported net revenue of RMB4.7 billion (US$735 million), representing a 6% decrease from the same period in 2020. Net revenue for the fourth quarter of 2021 decreased by 12% from the previous quarter, primarily due to the re-emergence of COVID-19 infections in certain regions in China.

For the full year of 2021, net revenue was RMB20.0 billion (US$3.1 billion), representing a 9% increase from 2020.

Accommodation reservation revenue for the fourth quarter of 2021 was RMB1.9 billion (US$301 million), representing a 14% decrease from the same period in 2020, and a 13% decrease from the previous quarter, primarily due to the re-emergence of COVID-19 infections in certain regions in China.

For the full year of 2021, accommodation reservation revenue was RMB8.1 billion (US$1.3 billion), representing a 14% increase from 2020. The accommodation reservation revenue accounted for 41% of the total revenue in 2021 and 39% of the total revenue in 2020.

Transportation ticketing revenue for the fourth quarter of 2021 was RMB1.5 billion (US$238 million), representing a 11% decrease from the same period in 2020, and a 17% decrease from the previous quarter, primarily due to the re-emergence of COVID-19 infections in certain regions in China.

For the full year of 2021, transportation ticketing revenue was RMB6.9 billion (US$1.1 billion), representing a 3% decrease from 2020. The transportation ticketing revenue accounted for 34% of the total revenue in 2021 and 39% of the total revenue in 2020.

Packaged-tour revenue for the fourth quarter of 2021 was RMB177 million (US$28 million), representing a 32% decrease from the same period in 2020 and a 55% decrease from the previous quarter, primarily due to the re-emergence of COVID-19 infections in certain regions in China.

For the full year of 2021, packaged-tour revenue was RMB1.1 billion (US$173 million), representing an 11% decrease from 2020. The packaged-tour revenue accounted for 6% of the total revenue in 2021 and 7% of the total revenue in 2020.

Corporate travel revenue for the fourth quarter of 2021 was RMB367 million (US$58 million), representing a 20% increase from the same period in 2020 and a 9% increase from the previous quarter, primarily driven by expansion in corporate customer base and an optimized product mix.

For the full year of 2021, corporate travel revenue was RMB1.3 billion (US$211 million), representing a 54% increase from 2020. The corporate travel revenue accounted for 7% of the total revenue in 2021 and 5% of the total revenue in 2020.

Cost of revenue for the fourth quarter of 2021 increased by 23% to RMB1.1 billion (US$176 million) from the same period in 2020, primarily due to an increase in compensation to customer service center personnel. Cost of revenue decreased by 9% compared to the previous quarter. Cost of revenue as a percentage of net revenue was 24% for the fourth quarter of 2021.

For the full year of 2021, cost of revenue increased by 14% to RMB4.6 billion (US$721 million) from 2020, amounting to 23% as a percentage of net revenue.

Product development expenses for the fourth quarter of 2021 increased by 3% to RMB2.2 billion (US$351 million) from the same period in 2020 and decreased by 3% from the previous quarter. Product development expenses as a percentage of net revenue was 48% for the fourth quarter of 2021.

For the full year of 2021, product development expenses increased by 17% to RMB9.0 billion (US$1.4 billion) from 2020, amounting to 45% as a percentage of net revenue.

Sales and marketing expenses for the fourth quarter of 2021 increased by 5% to RMB1.3 billion (US$204 million) from the same period in 2020 and stayed flat from the previous quarter. Sales and marketing expenses as a percentage of net revenue was 28% for the fourth quarter of 2021.

For the full year of 2021, sales and marketing expenses increased by 12% to RMB4.9 billion (US$772 million) from 2020, amounting to 25% as a percentage of net revenue.

General and administrative expenses for the fourth quarter of 2021 increased by 8% to RMB733 million (US$115 million) from the same period in 2020 and decreased by 7% from the previous quarter. General and administrative expenses as a percentage of net revenue was 16% for the fourth quarter of 2021.

For the full year of 2021, general and administrative expenses decreased by 20% to RMB2.9 billion (US$459 million) from 2020, amounting to 15% as a percentage of net revenue.

Income tax expense for the fourth quarter of 2021 was RMB37 million (US$6 million), compared to income tax expense of RMB163 million in the same period in 2020 and income tax expense of RMB95 million in the previous quarter. The change in our effective tax rate was primarily due to the non-taxable income of the fair value changes in equity securities investments and exchangeable senior notes, as well as the change in valuation allowance provided to deferred tax assets.

For the full year of 2021, income tax expense was RMB270 million (US$42 million), compared to RMB355 million in 2020.

Net loss attributable to Trip.com Group’s shareholders for the fourth quarter of 2021 was RMB834 million (US$131 million), compared to net income attributable to Trip.com Group’s shareholders of RMB1.0 billion in the same period in 2020 and net loss attributable to Trip.com Group’s shareholders of RMB849 million in the previous quarter. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), non-GAAP net income attributable to Trip.com Group’s shareholders was RMB309 million (US$48 million), compared to non-GAAP net income attributable to Trip.com Group’s shareholders of RMB1.1 billion in the same period in 2020 and non-GAAP net income attributable to Trip.com Group’s shareholders of RMB523 million in the previous quarter.

For the full year of 2021, net loss attributable to Trip.com Group’s shareholders was RMB550 million (US$86 million), compared to net loss attributable to Trip.com Group’s shareholders of RMB3.2 billion in 2020. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP net income attributable to Trip.com Group’s shareholders was RMB1.4 billion (US$213 million) in 2021, compared to non-GAAP net loss attributable to Trip.com Group’s shareholders of RMB913 million in 2020

Adjusted EBITDA for the fourth quarter of 2021 was RMB54 million (US$7 million), compared to RMB799 million in the same period in 2020 and RMB537 million in the previous quarter. Adjusted EBITDA margin was 1% for the fourth quarter of 2021, compared to 16% in the same period in 2020 and 10% in the previous quarter.

For the full year of 2021, adjusted EBITDA was RMB1.3 billion (US$203 million), compared to adjusted EBITDA of RMB1.7 billion in 2020. Adjusted EBITDA margin was 6% in 2021, compared to 9% in 2020.

Diluted loss per ordinary share and per ADS was RMB1.29 (US$0.20) for the fourth quarter of 2021. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP diluted earnings per ordinary share and per ADS was RMB0.48 (US$0.08) for the fourth quarter of 2021. Each ADS currently represents one ordinary share of the Company.

For the full year of 2021, diluted losses per share and per ADS was RMB0.87 (US$0.14). Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP diluted income per share and per ADS was RMB2.12 (US$0.33). Each ADS currently represents one ordinary share of the Company.

As of December 31, 2021, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB63.9 billion (US$10.0 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 8:00PM EST on March 23, 2022 (or 8:00AM CST on March 24, 2022) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://s1.c-conf.com/diamondpass/10020365-sdmd33.html

Upon registration, each participant will receive details for this conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode, followed by your PIN.

A telephone replay of the call will be available after the conclusion of the conference call until March 31, 2022.

The dial-in details for the replay:

International dial-in number: +61-7-3107-6325

Passcode: 10020365

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses Non-GAAP financial information related to adjusted net income attributable to Trip.com Group’s shareholders, adjusted EBITDA, adjusted EBITDA margin and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments and exchangeable senior notes, net of tax, recorded under ASU 2016-1. Trip.com Group’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading one-stop travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go support and share travel experience. Founded in 1999 and listed on Nasdaq in 2003, the Company operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2020 RMB (million)	December 31, 2021 RMB (million)	December 31, 2021 USD (million)

	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	19,415	21,196	3,326
Short-term investments	24,820	29,566	4,640
Accounts receivable, net	4,119	4,649	729
Prepayments and other current assets	9,657	10,697	1,679
Total current assets	58,011	66,108	10,374

Property, equipment and software	5,780	5,534	868
Intangible assets and land use rights	13,344	13,046	2,047
Right-of-use asset	987	777	122
Investments (Includes held to maturity time deposit and financial products of RMB15,357 million and RMB13,112 million as of December 31, 2020 and December 31, 2021, respectively)	47,943	44,961	7,055
Goodwill	59,353	59,353	9,314
Other long-term assets	436	396	62
Deferred tax asset	1,395	1,684	265
Total assets	187,249	191,859	30,107

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	33,665	39,866	6,256
Accounts payable	4,506	6,019	945
Advances from customers	7,605	7,535	1,182
Other current liabilities	12,593	12,798	2,008
Total current liabilities	58,369	66,218	10,391

Deferred tax liability	3,574	3,527	554
Long-term debt	22,718	11,093	1,741
Long-term lease liability	618	400	63
Other long-term liabilities	403	165	25
Total liabilities	85,682	81,403	12,774

SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	100,354	109,677	17,211
Non-controlling interests	1,213	779	122
Total shareholders’ equity	101,567	110,456	17,333
Total liabilities and shareholders’ equity	187,249	191,859	30,107

Trip.com Group Limited

Unaudited Consolidated Statements of Income/(Loss)

(In millions, except share and per share data)

	Three Months Ended				Year Ended
	December 31, 2020 RMB (million)	September 30, 2021 RMB (million)	December 31, 2021 RMB (million)	December 31, 2021 USD (million)	December 31, 2020 RMB (million)	December 31, 2021 RMB (million)	December 31, 2021 USD (million)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	2,244	2,194	1,919	301	7,132	8,148	1,279
Transportation ticketing	1,699	1,817	1,516	238	7,146	6,905	1,084
Packaged-tour	262	392	177	28	1,241	1,105	173
Corporate travel	307	338	367	58	877	1,347	211
Others	454	605	703	110	1,931	2,524	396
Total revenue	4,966	5,346	4,682	735	18,327	20,029	3,143

Less: Sales tax and surcharges	(2)	(2)	(1)	(0)	(11)	(6)	(1)
Net revenue	4,964	5,344	4,681	735	18,316	20,023	3,142
Cost of revenue	(910)	(1,223)	(1,118)	(176)	(4,031)	(4,598)	(721)
Gross profit	4,054	4,121	3,563	559	14,285	15,425	2,421

Operating expenses:
Product development **	(2,162)	(2,305)	(2,236)	(351)	(7,667)	(8,992)	(1,411)
Sales and marketing **	(1,232)	(1,270)	(1,298)	(204)	(4,405)	(4,922)	(772)
General and administrative **	(676)	(792)	(733)	(115)	(3,636)	(2,922)	(459)
Total operating expenses	(4,070)	(4,367)	(4,267)	(670)	(15,708)	(16,836)	(2,642)

Loss from operations	(16)	(246)	(704)	(111)	(1,423)	(1,411)	(221)
Interest income	429	485	757	119	2,187	2,132	335
Interest expense	(377)	(382)	(358)	(56)	(1,716)	(1,565)	(246)
Other income/(expense)	769	(854)	(433)	(68)	(273)	373	58
Income/(Loss) before income tax expense and equity in income of affiliates	805	(997)	(738)	(116)	(1,225)	(471)	(74)

Income tax expense	(163)	(95)	(37)	(6)	(355)	(270)	(42)
Equity in income/(loss) of affiliates	318	224	(108)	(17)	(1,689)	96	15

Net income/(loss)	960	(868)	(883)	(139)	(3,269)	(645)	(101)
Net loss attributable to non-controlling interests	44	19	49	8	62	95	15
Accretion to redemption value of redeemable non-controlling interests	—	—	—	—	(40)	—	—
Net income/(loss) attributable to Trip.com Group Limited	1,004	(849)	(834)	(131)	(3,247)	(550)	(86)

Earnings/(Losses) per ordinary share *
- Basic	1.67	(1.32)	(1.29)	(0.20)	(5.40)	(0.87)	(0.14)
- Diluted	1.65	(1.32)	(1.29)	(0.20)	(5.40)	(0.87)	(0.14)

Earnings/(Losses) per ADS *
- Basic	1.67	(1.32)	(1.29)	(0.20)	(5.40)	(0.87)	(0.14)
- Diluted	1.65	(1.32)	(1.29)	(0.20)	(5.40)	(0.87)	(0.14)

Weighted average ordinary shares outstanding *
- Basic	602,968,832	643,856,428	646,213,517	646,213,517	600,888,208	634,109,233	634,109,233
- Diluted	609,135,914	643,856,428	646,213,517	646,213,517	600,888,208	634,109,233	634,109,233

** Share-based compensation included in Operating expenses above is as follows:
Product development	260	221	249	39	964	802	126
Sales and marketing	43	35	58	9	159	149	23
General and administrative	208	258	200	31	750	730	115

*

The change in ADS ratio proportionate to the Share Subdivision from eight ADSs representing one ordinary share to one ADS representing one Share, effective on March 18, 2021. Basic and diluted earnings/(losses) per ordinary share (GAAP and Non-GAAP) and weighted average ordinary shares outstanding (GAAP and Non-GAAP) for the three months ended December 31, 2020 and for the year ended December 31, 2020 have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021.

Trip.com Group Limited

Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Three Months Ended				Year Ended
	December 31, 2020 RMB (million)	September 30, 2021 RMB (million)	December 31, 2021 RMB (million)	December 31, 2021 USD (million)	December 31, 2020 RMB (million)	December 31, 2021 RMB (million)	December 31, 2021 USD (million)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/(loss)	960	(868)	(883)	(139)	(3,269)	(645)	(101)
Less: Interest income	(429)	(485)	(757)	(119)	(2,187)	(2,132)	(335)
Add: Interest expense	377	382	358	56	1,716	1,565	246
Add: Other (income)/expense	(769)	854	433	68	273	(373)	(58)
Add: Income tax expense	163	95	37	6	355	270	42
Add: Equity in (income)/loss of affiliates	(318)	(224)	108	17	1,689	(96)	(15)
Loss from operations	(16)	(246)	(704)	(111)	(1,423)	(1,411)	(221)
Add: Share-based compensation	511	514	507	79	1,873	1,681	264
Add: Depreciation and amortization	304	269	251	39	1,217	1,021	160
Adjusted EBITDA	799	537	54	7	1,667	1,291	203
Adjusted EBITDA margin	16%	10%	1%	1%	9%	6%	6%

Net income/(loss) attributable to Trip.com Group Limited	1,004	(849)	(834)	(131)	(3,247)	(550)	(86)
Share-based compensation	511	514	507	79	1,873	1,681	264
Fair value changes of equity securities investments and exchangeable senior notes	(408)	903	581	91	612	170	27
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(44)	(45)	55	9	(151)	55	8

Non-GAAP net income/(loss) attributable to Trip.com Group Limited	1,063	523	309	48	(913)	1,356	213
Weighted average ordinary shares outstanding- Diluted-non GAAP *	609,135,914	646,684,353	648,139,290	648,139,290	600,888,208	640,866,173	640,866,173
Non-GAAP Diluted income/(losses) per share *	1.75	0.81	0.48	0.08	(1.52)	2.12	0.33
Non-GAAP Diluted income/(losses) per ADS *	1.75	0.81	0.48	0.08	(1.52)	2.12	0.33

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.3726 on December 31, 2021 published by the Federal Reserve Board.

*

The change in ADS ratio proportionate to the Share Subdivision from eight ADSs representing one ordinary share to one ADS representing one Share, effective on March 18, 2021. Basic and diluted earnings/(losses) per ordinary share (GAAP and Non-GAAP) and weighted average ordinary shares outstanding (GAAP and Non-GAAP) for the three months ended December 31, 2020 and for the year ended December 31, 2020 have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021.